Exhibit 99.6

LINEAR GOLD CORP.

2006 Annual Report

HIGHLIGHTS

Independent Resource Estimate of Campamento Deposit

An independent resource estimate of the Campamento Deposit included 1.0 million ounces of gold averaging 1.8 grams per tonne in the Measured and Indicated categories and an additional 0.7 million ounces of gold averaging 1.0 grams per tonne in the Inferred category, all at a cutoff of 0.5 grams per tonne.  The estimate also highlighted the high-grade core which contained 609,000 ounces at an average grade of 5.0 grams per tonne.

Distribution of Linear Metals Corporation

A reorganization involving the distribution of Linear Metals to shareholders of Linear Gold was completed in June 2006.  In connection with the reorganization, the Cobre Grande (subject to a 20% interest retained by Linear Gold), La Morena and Tierra Blanca properties, located in Mexico, and the Seymour Lake and KM 61 properties, located in Canada, were transferred to Linear Metals.

Exploration Success at the Ixhuatán Project

Ongoing exploration at the Ixhuatán Project resulted in the following significant drill results during the year:

•

Additional high-grade results from the Campamento Deposit including drill hole IX-67, drilled near the centre of the deposit, that intersected 194 metres of 6.8 grams per tonne of gold and 64.0 grams per tonne of silver, from surface;

•

Western Anomaly results including IXWA-01 that intersected 1.0 grams per tonne of gold over 60 metres;

•

Caracol Zone results including IXNA-01 that intersected 14 metres of 3.2 grams per tonne gold, 36 grams per tonne silver and 2.9% copper; and

•

Laguna Grande Zone results from hole IX-104 that returned an interval of 18 metres grading 3.5 grams per tonne gold.

High-grade Massive Sulphide Discovery at Loma el Mate Project

The results of a drill program completed in April 2006 included a 10.6-metre interval, grading 2.9 grams per tonne gold, 104.9 grams per tonne silver, 2.0% copper and 9.4% zinc at the Las Tres Bocas target, on Linear’s 50%-owned Loma el Mate concession in central Dominican Republic.

LINEAR GOLD CORP.

Linear Gold Corp. is a Canadian-based, international exploration company with a primary focus on gold and gold-silver deposits in Mexico and the Dominican Republic.  Linear’s objective is to acquire, explore and advance properties that demonstrate the potential to host significant world-class deposits.

Exploration on Linear’s 100%-owned Ixhuatán Project resulted in the discovery of the Campamento Gold-Silver Deposit and demonstrated the potential of the 98,000 hectare Ixhuatán Project to host millions of ounces of gold and silver and potentially become a world-class mining district of the future.

With a substantial portfolio of other early to advanced-stage properties in Mexico and the Dominican Republic, Linear is guided by an experienced team, with proven business acumen and technical expertise, to strategically realize the value of these assets for the benefit of its shareholders.

Linear is committed to maximizing shareholder value through responsible mineral exploration and business practices with a primary focus on the continued advancement of the Ixhuatán Project.

1

President’s Message

To our shareholders:

Fiscal 2006 proved to be a year of accomplishment for Linear Gold Corp.  Our primary focus during the year was the advancement of Linear’s 100%-owned Ixhuatán Gold-Silver Project in Mexico.  We invested $12 million in our resource properties during fiscal 2006 with over 90% of this directed to the Ixhuatán Gold Project.

Linear’s exploration team successfully explored and advanced the Campamento Gold and Silver Deposit while systematically sampling other areas of the 98,000-hectare Ixhuatán Project and drill testing newly defined mineralized targets.

Drilling continued at the Campamento Deposit throughout the year with results extending Campamento’s strike length to 390 metres as well as at depth. Exploration drilling to date at Campamento totals 94 drill holes and led to the announcement of a global resource estimate for the deposit.

Linear Gold Corp          2

Based on the independent NI 43-101 compliant resource estimate, the Campamento Deposit contains 1,041,000 ounces of gold and 4,400,000 ounces of silver in the Measured and Indicated categories and an additional 703,000 ounces of gold and 2,260,000 ounces of silver in the Inferred category, all using a 0.5 grams per tonne gold cutoff grade. Work recently commenced to complete a scoping study for the Campamento Deposit. Completion of the gold and silver global resource estimate was an important milestone for the project and the Company.

In addition to the significant work carried out at Campamento, our exploration team continued to find new zones of gold and silver mineralization on other areas of the Company’s Ixhuatán Project. Linear’s regional exploration crews collected more than 2,000 stream, soil and rock samples and this work identified many new mineralized areas with elevated gold and silver values. We are confident that several of these areas will advance to the drilling stage in the coming months.

Other drilling success at Ixhuatán included the Laguna Grande, Western and Caracol targets, where drilling intersected multiple ore-grade gold and silver zones. Our objective is to focus on those areas with the greatest potential to add to the established Campamento Resource and increase the total gold and silver ounces identified on the property.

The positive exploration results achieved at Ixhuatán reinforce our belief that the property has the potential to host millions of ounces of gold and silver and develop into a new mining district of the future.

In addition to the work carried out in Mexico, Linear made excellent progress in the Dominican Republic.

At our 50%-owned Loma el Mate Project, we discovered polymetallic massive sulfides consisting of high grades of gold, silver, copper and zinc. A follow-up drilling program is underway to test the economic significance of this new discovery.

Subsequent to year end, Linear announced a plan of reorganization in anticipation of the initial public offering of Linear’s 100%-owned subsidiary, Linear Metals Corporation. The public listing of Linear Metals has now been completed, with Linear Gold’s shareholders of record as of June 26, 2006 receiving a dividend-in-kind in the form of shares and warrants of Linear Metals. Linear Metals is a stand-alone entity focusing on base metal and silver exploration in Mexico. We believe the strategy will prove to be financially rewarding to all shareholders as Linear Metals executes its business plan.

In 2007, we will continue to work hard to grow and advance Linear’s assets and maximize shareholder value. Increased gold and silver prices, an attractive property portfolio and an experienced management team position your company well to achieve our objectives.

On behalf of our Board of Directors and employees, I would like to thank our shareholders for their continued support and I would like to acknowledge our exploration team for their hard work and dedication during 2006.

Respectfully,

/s/ Wade K. Dawe

Wade K. Dawe

President & CEO

We will continue to work hard to grow and advance Linear’s assets and maximize shareholder value. Increased gold and silver prices, an attractive property portfolio and an experienced management team position your company well to achieve our objectives.

     - Wade Dawe, President & Chief Executive Officer

The Ixhuatán property has the potential to host millions of ounces of gold and silver and develop into a new mining district of the future.

Annual Report 2006          3

Key Project

Ixhuatán

Chiapas, Mexico (100% Linear)

Linear has a 100% interest in the 98,000 hectare Ixhuatán Project which hosts the Campamento Gold Deposit, three new mineralized zones identified in the past year (Laguna Grande, Western and Caracol), as well as numerous untested high-priority targets. The project is located in the State of Chiapas in southern Mexico, two hours south from the city of Villahermosa, Tabasco and close to a major highway.

Campamento Deposit

Campamento is a high-grade, gold-silver deposit situated at or near surface. The deposit contains a resource of 1,041,000 million ounces of gold in the Measured and Indicated categories at an average grade of 1.8 grams per tonne with an additional 704,000 ounces in the Inferred category at an average grade of 1.0 grams per tonne (all at a 0.5 grams per tonne cutoff), as reported in an independent resource estimate completed in June 2006. The total silver resource in the deposit has been calculated at 4,400,000 ounces in the Measured and Indicated categories with an additional 2,260,000 in the Inferred category.

The deposit sits in a fracture zone that strikes northeast – southwest and is characterized by a high-grade, pipe-shaped core which is enveloped in a lower-grade zone. The high-grade core (+5 grams per tonne gold) has a continuous thickness up to 190 metres from surface, as exhibited in core IX-67, which averaged 6.8 grams per tonne gold and 64.0 grams per tonne silver over the top 194 metres. The core area of the deposit is centred on a porphyry complex and mineralization below the core area has been intersected up to 400 metres below surface. The lower-grade envelope (+1 grams per tonne gold) has been traced for 390 metres.

Hole	Thickness (metres)	Grams/Tonne Gold	Grams/Tonne Silver
Core zone
IX-20	60	9.5	27.4
IX-26	100	12.0	63.7
IX-37	132	5.8	32.4
IX-67	194	6.8	64.0
Outer zone
IX-66	192	1.2	4.5
IX-69	152	1.5	4.7
IX-89	128	1.8	9.7

Table 1. Drill hole highlights from the Deposit

Other Targets

The Campamento Deposit lies within a 16 square kilometre area that has been the focus of Linear’s exploration to date. Within this area, Linear has identified a series of elevated gold-in-soil anomalies including Laguna Grande, Western, Caracol, San Isidro, Bueno Aries, and Cerro La Mina. Drilling at the Caracol zone, approximately two kilometres north of the Campamento Deposit has intersected significant skarn and porphyry mineralization with high-grade gold, silver and copper mineralization. This area has the potential to host a skarn/porphyry type deposit. During May 2006, Linear intersected gold and silver mineralization at the Laguna Grande zone, which lies 500 metres to the SW of Campamento. Mineralization at Laguna Grande is similar to Campamento, with little base metal content, and primarily hosted in fracture zones within volcaniclastics. Drilling and exploration continues at both zones.

Linear Gold Corp.          4

During the upcoming year, Linear will undertake drill programs at the Western, Cerro La Mina and San Isidro target areas.

District Potential

Regional exploration at the Ixhuatán Project shows that the Campamento Deposit and other target areas lie within an area of elevated gold and silver in stream sediments.  Elevated stream sediment metal values also coincide with a large airborne magnetic anomaly that cuts through the project and is approximately 20 kilometres long and 15 kilometres wide.  Linear has an aggressive exploration program ongoing to identify future drill targets with the objective of establishing the Ixhuatán Project as a new gold district.

Updated exploration results of all Linear’s historic and ongoing drill programs as well as more detailed descriptions of company projects are available at www.lineargoldcorp.com

Measured + Indicated
Au Cutoff	Tonnes > Cutoff	Average Grade		Contained Metal
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
0.50	17,560,000	1.8	7.8	1,041,000	4,400,000
1.00	9,370,000	2.8	11.5	852,000	3,460,000
1.50	5,530,000	4.0	15.9	702,000	2,820,000
2.00	3,820,000	5.0	19.7	609,000	2,420,000

Inferred
Au Cutoff	Tonnes > Cutoff	Average Grade		Contained Metal
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
0.50	21,750,000	1.0	3.2	703,000	2,260,000
1.00	7,130,000	1.6	4.0	374,000	920,000
1.50	2,470,000	2.4	4.5	191,000	360,000
2.00	1,186,000	3.2	5.1	121,000	190,000

Table 2. Resource calculation for the Campamento Deposit

Map 2. The image displays the airborne magnetic profile and identifies the Campamento Deposit and other targets throughout the area.

Annual Report 2006          5

Linear Acquires Ixhuatán Property

October 2003: Linear completes the acquisition of a portfolio of advanced resource projects located in Mexico and the Dominican Republic from Xstrata PLC. The portfolio included ten properties in the southern Mexican state of Chiapas, including the Ixhuatán Property, and three projects in the Dominican Republic.

Linear Raises $6 Million

November 2003: Linear raises $6 million through the issuance of 3 million units priced at $2.00 per unit.

Drilling Begins at Ixhuatán

January 2004: Linear commences a 10-hole drill program at Ixhuatán.

Initial Gold-Silver Discovery at Campamento

June 2004: Linear announces that hole IX-09 successfully intersected a rich high-grade gold-silver zone at the Campamento anomaly that included 30 metres of 11.5 grams per tonne of gold.

Linear Reports High-Grade Results

November 2004: Linear announces that hole IX-26 intersected 100 metres of 12 grams per tonne gold and 64.0 grams per tonne silver, from surface. The drill hole bottomed in mineralization.

Linear Raises $25 Million

February 2005: Linear raises $25 million, primarily to fund expanded exploration of the Ixhuatán Project. The financing consisted of 3.2 million units priced at $7.75 per share.

Linear Drills Western Anomaly

May 2005: Linear announces the first drill results from the Western Anomaly. Subsequent drilling highlighted the significant potential of the area as demonstrated by IXWA- 01, which intersected 1.0 grams per tonne gold over 60 metres.

2003			2004												2005												2006
Oct	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug
▲	▲		▲				▲						▲			▲			▲		▲						▲				▲	▲
Linear acquires Ixhuatán Property	Linear raises $6 million		Drilling commences			Linear makes gold-silver discovery at Campamento						Drilling intersects 100 m at 12g/t gold			Linear raises $25 million equity			Drilling at Western Anomoly			Drilling intersects 194m of 6.8 g/t gold						New high-grade discovery at Caracol			New gold-silver discovery at Laguna Grande		Campamento resource estimate completed

Linear Gold Corp.          6

Linear Drills More High-Grade Results

July 2005: Linear announces the results of hole IX-67 drilled near the centre of the deposit, that included 194 metres of 6.8 grams per tonne of gold and 64.0 grams per tonne of silver, from surface. The results highlighted the impressive thickness and continuity of Campamento’s central core and confirmed the existence of a rich resource sitting near surface.

Caracol Zone Discovery

January 2006: Linear announces the Caracol discovery hole, IXNA-01, intersecting 14 metres of 3.2 grams per tonne gold, 36.0 grams per tonne silver and 2.9% copper.

Laguna Grande Discovery

May 2006: Linear announces that hole IX-104 returned an interval of 18 metres grading 3.5 grams per tonne gold. Laguna Grande is situated 500 metres southwest of Campamento and has very similar geological characteristics and mineralization.

Campamento Resource Estimate Completed

June 2006: Linear announces the results of an independent resource estimate for its Campamento Deposit. The estimate included 1.0 million ounces of gold averaging 1.8 grams per tonne in the Measured and Indicated categories and an additional 0.7 million ounces of gold averaging 1.0 grams per tonne in the Inferred category, all at a cutoff of 0.5 grams per tonne. The estimate also highlighted the high-grade core which contained 609,000 ounces at an average grade of 5.0 grams per tonne.

Annual Report 2006          7

Other Key Projects

Dominican Republic

Loma el Mate Project (50% Linear)

The Company, through its 100%-owned subsidiary Linear Gold Caribe, S.A. (“Linear Gold Caribe”), owns a 50% interest in the Loma el Mate concession, located in the Dominican Republic and covering 5,775 hectares.

The Loma el Mate concession is directly adjacent to the east and south sides of the Pueblo Viejo Gold Mine now under evaluation by Barrick and Goldcorp.  The Pueblo Viejo Gold Mine has produced in excess of five million ounces of gold and 22 million ounces of silver and reportedly has an indicated resource in excess of 20 million ounces of gold remaining.

During February 2005, reconnaissance rock and soil sampling identified anomalous gold and copper values over a strike length of 900 metres in the extreme southwestern portion of the concession block, known as the Las Tres Bocas zone.  During November 2005, a three-hole drill program undertaken to test these anomalies, returned encouraging values including TBM-02 that returned 0.4 metres grading 1.3 grams per tonne gold, 106.0 grams per tonne silver and 2.5% copper, and TBM-03 that returned 6.0 metres grading 1.7 grams per tonne gold, 0.9 grams per tonne silver and 0.1% copper.

In May 2006, Linear and its partner Everton Resources Inc. announced results from a 10-hole follow-up program at the Las Tres Bocas zone that included a 10.6 metre intercept, grading 2.9 grams per tonne gold, 104.9 grams per tonne silver, 2.0% copper and 9.4% zinc, and a 4.6 metre intercept, in another hole, grading 1.4 grams per tonne gold, 120.0 grams per tonne silver, 0.8% copper and 8.1% zinc.

A follow-up drill program was initiated in August 2006 to follow-up on these encouraging results.

Ampliación Pueblo Viejo Project (100% Linear)

The Company, through Linear Gold Caribe, also owns a 100% interest in the Ampliación Pueblo Viejo Project (“APV”) located directly adjacent to the west and north sides of the Pueblo Viejo Gold Mine now under evaluation by Barrick and Goldcorp.  The APV concession is nearly 11 kilometres long by eight kilometres wide and covers 4,045 hectares.

The Company’s focus on the APV property during 2005 was the La Lechoza area to the north of the Pueblo Viejo Mine.  Soil sampling and trenching identified a significant gold-bearing trend at La Lechoza, including trench results of 18 metres containing 11.3 grams per tonne of gold and 310.2 grams per tonne of silver.  Drill programs were undertaken in June and November 2005 to test for mineralization associated with the 2005 trenching program at La Lechoza.  The highlight of the programs was hole LE-08, which cut a zone of massive sulfides from 20 to 21 metres containing 5.7 grams per tonne gold and 10.3% copper.

Recent work at APV has focused on the Silica Ridge area, a site of previously untested soil geochemical anomalies to the west of the Pueblo Viejo Mine.  Recent pit and trench sampling has identified values of 1.0 grams per tonne gold over two metres within a zone of anomalous hydrothermal alteration.  Additional sample assays are pending.

Linear Gold Corp.          8

Management Discussion and Analysis

for the year ended March 31, 2006

&

Consolidated Financial Statements

March 31, 2006

9

Management Discussion and Analysis

For the year ended March 31, 2006

This Management Discussion and Analysis of Linear Gold Corp. (the “Company”) provides analysis of the Company’s financial results for the year ended March 31, 2006.  The following information should be read in conjunction with the accompanying audited financial statements and the notes to the audited financial statements.

This discussion includes certain statements that may be deemed “forward-looking statements”. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward looking statements.

1.1

Date of Report

This report is prepared as of June 23, 2006.

1.2

Nature of Business and Overall Performance

Linear Gold Corp. (the “Company”) is a mineral exploration company listed on the Toronto Stock Exchange.  The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

The Company owns or controls, under option, an interest in 18 properties, including 13 properties in Mexico through its subsidiaries Linear Gold Mexico, S.A. de C.V.(10 properties) and Linear Metals Corp. Mexico, S.A. de C.V. (“Linear Metals Mexico”), a wholly owned subsidiary of Linear Metals Corporation (“Linear Metals”) (three properties), three properties in the Dominican Republic through its subsidiary Linear Gold Caribe, S.A., and two properties in Canada through its wholly owned subsidiary, Linear Metals Corporation (“Linear Metals”).  During June 2006, the Company announced a Corporate Reorganization (See 1.13 Corporate Reorganization) which will result in the distribution of 100% of Linear Metals shares to the Company’s shareholders of record on June 26, 2006.  In connection with the reorganization, the Cobre Grande, La Morena and Tierra Blanca properties, located in Mexico, were transferred to Linear Metals Mexico and the Seymour Lake and KM 61 properties, located in Canada, were transferred to Linear Metals.  Following completion of the Corporate Reorganization, the Company will retain an interest in 13 properties, including 10 properties in Mexico and three properties in the Dominican Republic.

During Fiscal 2005 the Company announced the discovery of the Campamento Gold Deposit on its 100% owned Ixhuatán Project located in Chiapas, Mexico.  The Ixhuatán Project, which is the Company’s key asset and primary focus, covers 98,000 hectares.

Throughout the year, the Company has continued to focus on the Ixhuatán Project and completed an additional 18,500 metres of drilling in 81 holes, bringing the total to 26,000 metres of drilling in 134 holes as of March 31, 2006.  Management expects that the Ixhuatán Project will continue to be the primary focus of the Company throughout Fiscal 2007 and for the foreseeable future.

During the current year, the Company continued to expand the depth of its corporate resources and infrastructure to support the advancement of the Ixhuatán Project and the systematic exploration of its portfolio of other projects.  In Fiscal 2006, operating expenses totaled $2.3 million, an increase of 11% over the previous year.  The Company’s only significant source of revenue is from interest earned on the Company’s cash balances and, accordingly, the Company expects to continue to incur operating losses for the foreseeable future.

The Company will continue to fund operating losses and exploration expenditures out of existing working capital, which totaled $18.7 million at March 31, 2006.

1.3

Selected Annual Information

Expressed in thousands of Canadian dollars, except per share amounts.

	2006	2005	2004	2003	2002

Revenues	$ 723	$ 309	$ 102	$ 8	$ 19
Net loss	1,701	2,234	792	486	490
Basic & diluted net loss per share	0.08	0.14	0.08	0.07	0.10
Total Assets	37,817	36,592	9,198	964	1,107
Total Long-term liabilities	-	-	-	-	-
Cash dividends per common share	N/A	N/A	N/A	N/A	N/A

This financial data has been prepared in accordance with Canadian generally accepted accounting principles and all figures are stated in Canadian dollars.

Linear Gold Corp.          10

The Company has recorded losses in all of the three most recently completed Fiscal Years and expects to continue to record losses until such time as an economic resource is identified, developed and exploited on one or more of the Company’s properties.  The Company significantly increased the level of exploration and corporate activity during Fiscal 2006, resulting in a significantly higher level of corporate and exploration expenditures which the Company expects to maintain for the foreseeable future.  Accordingly, the Company is anticipating an operating loss of approximately $2.0 million during Fiscal 2007.  The Company’s Net loss will be significantly affected by any write-down or abandonment of any properties in a given period.

1.4

Results of Operations

During the year ended March 31, 2006, the Company experienced a loss of $1.7 million, as compared to a loss of $2.2 million during the previous year.  The decrease in the loss was primarily attributable to the reduction in Write-down of resources properties which was $nil during the year ended March 31, 2006 and $0.5 million in the previous year.

During Fiscal 2006, revenues increased 134% to $0.7 million from $0.3 million during the previous year.  The increase was primarily due to an increase in Interest revenue, which rose 285% to $0.7 million, while Management fees of $29,861 represented a 74% decline over the previous year.  Decreased activity on certain of the Company’s properties subject to earn-in agreements, and the termination of the Ampliación Pueblo Viejo earn-in agreement, which accounted for over 70% of the management fee revenue during the previous year, resulted in a decrease of management fees earned by the Company as operator of the projects during the year.  The Company is not currently acting as operator on any of its joint venture properties and does not expect to earn any management fee revenue during Fiscal 2007.  Despite ongoing expenditures that resulted in a declining cash balance throughout Fiscal 2006, the average cash balance during the year increased approximately 180% over the previous year, during which a $25 million financing was not completed until the fourth quarter.  During Fiscal 2007, funding of the Company’s continued exploration programs will result in reduced cash balances and a resulting decrease in interest revenue, which is expected to total $0.4 million.

Operating expenses for the year were $2.3 million, an increase of $0.2 million or 11% over Fiscal 2005. Operating expenses during Fiscal 2006 included non-cash Stock based compensation of $0.5 million attributable to the value of stock options earned in the period, a decrease of 11% over the previous year, and Depreciation and amortization of $0.1 million, representing an increase of 571% over the previous year as a result of an increased level of investment in capital assets supporting the advancement of the Ixhuatán Project.   During the year, increased staff levels and corporate activity resulted in an increase of $0.1 million or 15% in Salaries and benefits, $38,830 or 36% in Professional services, and $0.1 million or 180% in Travel.  The increase in Travel arose from additional Corporate travel to the Ixhuatán Project as well as increased participation in Investor Relations and marketing initiatives, which also increased by $0.1 million or 13% over the previous year. Regulatory and securities expense decreased by $0.1 million or 53% over the previous year primarily as a result of fees arising from the Company’s graduation to the TSX from the TSX Venture exchange in Fiscal 2005 as well as the completion of a significant financing in the fourth quarter of Fiscal 2005.  The Company expects to continue its current level of activity and anticipates cash operating costs of approximately $500,000 per quarter during Fiscal 2007.

A foreign exchange loss of $0.1 million was recorded during the year, an increase of 308% over the previous year.  The significant increase in the foreign exchange loss was primarily attributable to the increase in the value of the Canadian dollar versus the United States dollar.  The Company may continue to incur foreign exchange losses arising from changes in the value of foreign currencies used in the conduct of its business, relative to the Canadian dollar.

During the year, the Company recorded an expense of $90,865 for provincial tax on large corporations, primarily attributable to the Company’s equity and significant cash balance at March 31, 2005.  The Company expects that its declining cash balance and tax planning strategies will result in a reduced level of taxation going forward.

1.5

Summary of Quarterly Results and Significant Fourth Quarter Events

Expressed in thousands of Canadian dollars, except per share amounts.

	Fiscal 2006				Fiscal 2005
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	Mar-06	Dec-05	Sep-05	Jun-05	Mar-05	Dec-04	Sep-04	Jun-04

Revenues	$ 167	$ 165	$ 210	$ 181	$ 122	$ 75	$ 50	$ 62
Net loss	470	550	434	246	585	642	760	247
Basic & diluted net loss per share	0.02	0.03	0.02	0.01	0.03	0.05	0.05	0.02
Total assets	37,817	37,557	38,368	38,539	36,592	12,436	9,726	8,816

This financial data has been prepared in accordance with Canadian generally accepted accounting principles and all figures are stated in Canadian dollars.

During the fourth quarter of Fiscal 2006, the Company continued its primary focus on the Ixhuatán Project. Resource property expenditures totaled $3.1 million for the quarter, of which 95% of the total was incurred on the Ixhuatán Project, including 71% related to the ongoing drill program.

Revenues for the quarter were $0.2 million, comparable to the previous quarter and 37% higher than the comparable period of the previous year.  The increase over the previous year was primarily attributable to an increase in Interest revenues, which increased by 58% as a result of higher interest rates and increased average cash balances during the respective periods.

Annual Report 2006          11

Operating expenses during the quarter were $0.7 million, an increase of 29% over the previous quarter and 31% over the same period of the previous year.  The increase was primarily attributable to Investor relations and marketing expense of $0.3 million, which was up 502% over the previous quarter and 177% over the previous year, as a result of increased marketing initiatives undertaken by the Company.   An increased level of corporate resources and activity also resulted in less significant increases in Salaries and benefits, Professional services and Premises expenses that were offset by a significant $0.1 million reduction in non-cash Stock-compensation expense arising from the cancellation of 199,500 stock options during the period.

During the fourth quarter of Fiscal 2006, the Company reported a $0.1 million reduction in the year to date Large corporation tax arising from ongoing tax planning efficiencies.

1.6

Liquidity and Capital Resources

As of March 31 2006, the company had working capital of $18.7 million, as compared with working capital of $29.6 million at the end of the preceding year, a decrease of $10.9 million.

During the year ended March 31, 2006, the Company used $1.2 million of working capital to fund operating expenses.  Resource property expenditures during the period totalling $12.0 million were funded from Joint Venture contributions and proceeds from option payments of $0.8 million, and working capital of $11.2 million. Capital asset additions totalling $0.4 million were also funded from working capital during the period.  During Fiscal 2007, the Company plans Resource property expenditures of approximately $10 million, which will be funded from its working capital balance.

During the year, 758,974 warrants were exercised at an average price of $2.34 per share and 145,500 stock options were exercised at an average price of $1.20 per share, resulting in net proceeds to the Company of $2.0 million upon the issuance of 904,474 shares.  A total of 854,840 warrants exercisable at $8.50 per share and 255,000 stock options at $7.54 per share expired or were cancelled without being exercised during the year.

1.7

Off-Balance Sheet Arrangements

At March 31, 2006, the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.8

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties and related deferred expenditures as well as the value of stock-based compensation. All of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors including the market value of the Company’s share and the financial objectives of the stock-based instrument holders.

The Company’s recoverability of the recorded value of its mineral properties and associated deferred expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves and the ability of the Company to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

1.9

Transactions with Related Parties

During the year ended March 31, 2006, the Company paid geological consulting fees of $20,413 to a director of the Company and legal fees totalling $47,897 to a law firm of whom the managing partner is an officer of the Company.

1.10

Financial Instruments and Other Risks

The Company’s financial instruments consist of cash, marketable securities, receivables, prepaid expenses, a reclamation bond deposit, accounts payable and amounts advanced from joint venture partners.  Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments.  The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

In conducting its business, the principal risks and uncertainties faced by the Company relate to exploration and development success as well as metal prices and market sentiment to a lesser extent.

Exploration for minerals and development of mining operations involve many risks, many of which are outside the Company’s control.  In addition to the normal and usual risks of exploration and mining, the Company often works in remote locations that lack the benefit of infrastructure and easy access.

The prices of metals fluctuate widely and are affected by many factors outside of the Company’s control.  The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies.  The Company relies on equity financing for its long-term working capital requirements and to fund its exploration programs.  The Company does not have sufficient funds to put any of its resources interests into production from its own financial resources.  There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

Linear Gold Corp.          12

1.11       Outstanding Share Data

a)

Common Shares

The Company has authorized an unlimited number of common shares without par value.

The Company has also authorized an unlimited number of first preferred and second preferred shares without par value, of which none have been issued.

At March 31, 2006, the Company had issued and outstanding 21,380,980 common shares with a recorded value of $42,070,678.

At June 23, 2006, the Company has issued and outstanding 21,452,780 common shares with a recorded value of $42,265,946 based upon the exercise of options subsequent to year end.

b)

Warrants

At March 31, 2006, and June 23, 2006, the Company has 193,548 warrants outstanding with a recorded value of $259,354.

The following is a summary of warrants outstanding as of March 31, 2006 and June 23, 2006:

Expiry date	Number	Exercise Price

15-Feb-07	193,548	$ 7.75

c)

Options

At March 31, 2006, the Company had 2,239,500 options outstanding exercisable into common shares of the Company at an average exercise price of $3.03 per share.

At June 23, 2006, the Company has 2,167,700 options outstanding exercisable into common shares of the Company at an average exercise price of $3.07 per share based upon the exercise, cancellation and issuance of options subsequent to year end.

1.12       Deferred Resource Property Expenditures

Details of the Company’s Deferred resource property expenditures during the years ended March 31, 2006 and 2005 are included in Schedule “A”.

The Company incurred Resource property expenditures of $12.0 million during the year, with approximately 91% of the total expended in Mexico and 9% in the Dominican Republic.  During the year, the Company funded approximately 99% of the Mexico Resource property expenditures and 59% of the Resource property expenditures in the Dominican Republic from working capital, with the balance of funding coming from Exploration partner contributions.   The Company also received Option proceeds from exploration partners earning interests in a number of the Company’s properties totalling $254,020.

Mexico

Within Mexico, the Company incurred exploration expenditures of $10.9 million during the year with 87% of the total incurred on the Ixhuatán Project, 5% on the La Morena property, 2% on the Cobre Grande property, and the balance of the expenditures incurred over the Company’s other eleven properties.

During the year, the Company continued the Ixhuatán drill program that was initiated in January 2004. An additional 18,500 metres of drilling was completed in 81 holes at a cost of $4.6 million.  As of March 31, 2006, the Company had completed in excess of 26,000 metres of diamond drilling on the Ixhuatán Project through a total of 134 holes completed or in progress.

During the year, the Company continued the large scale regional exploration program covering the Company’s expanded Ixhuatán Project that was initiated during the first quarter of Fiscal 2006.  The program is designed to identify and follow-up on additional anomalous areas of the property in addition to seven separate previously identified anomaly areas, each in excess of 400 metres by 400 metres and greater than 100ppb gold.

During the year, the Company staked additional property to the west and north of the initial Ixhuatán concession and also participated in a staking lottery in which it was successful in acquiring an additional 23,050 hectares to the south of the initial Ixhuatán concession at a total cost of approximately $0.6 million.  Following these property acquisitions, the Company’s Ixhuatán Project now covers over 98,000 hectares.

In June 2006, the Company announced the results of an independent 43-101 compliant resource estimate on the Campamento Deposit, reporting measured, indicated and inferred resources based on a range of cut-off grades.  The Company is proceeding with a scoping study on the Campamento Deposit in order to determine the economic viability of the resource, which is not a mineral reserve.

The Company is planning exploration expenditures of approximately $8.7 million on the Ixhuatán property during Fiscal 2007, including continued drilling, regional exploration and completion of the Campamento scoping study.  The Company has also reserved an additional $1.2 million to expand the Fiscal 2007 Ixhuatán exploration program should the results merit an increase.

During the year, the Company completed a 6-hole 1,500 metre drill program on the La Morena property located in the state of Coahuila, Mexico.  The program was completed at a cost of $0.3 million and resulted in the identification of copper and silver mineralization on the Company’s 100% owned property.  The property has been transferred to Linear Metals pursuant to the Corporate Reorganization, and Linear Metals is expected to complete a follow-up drill program on the property during Fiscal 2007.

Annual Report 2006          13

Dominican Republic

During the year, Resource property expenditures in the Dominican Republic totalled $1.1 million, of which 66% related to the Ampliación Pueblo Viejo Project and 34% related to the Loma El Mate Joint Venture. The Company funded 100% of the Ampliación Pueblo Viejo project expenditures while 93% of the Loma El Mate expenditures were funded by Everton Resources Inc., pursuant to an option agreement in which they were required to fund US$500,000 of expenditures to earn a 50% interest in the property.  During Fiscal 2006, Everton reached its expenditure commitment and earned its 50% interest in the property, following which all subsequent expenditures were funded on a 50:50 basis.

On the Company’s 100% owned Ampliación Pueblo Viejo Property, the Company carried out a 5-hole, 400 metre drill program during the quarter at a cost of $0.1 million.  The program was designed to follow-up on targets identified through an induced polarization geophysical program undertaken during the previous quarter.  The Company is evaluating the results of the program.

On the Loma El Mate property, the Company carried out a 3-hole, 300 metre drill program during the quarter at a cost of $0.1 million.  The program was designed to follow-up on targets identified through an induced polarization geophysical program undertaken over the Las Tres Bocas Gold-Copper Zone during the previous quarter.  Everton has completed its expenditure commitment and is expected to exercise its option to earn a 50% interest in the property.

Canada

The Company is not incurring any significant expenses on its only Canadian properties, the Seymour Lake and KM 61 Properties.  Under the terms of a November 2003 option agreement, Falconbridge may earn a 51% interest in a portion of Linear’s Seymour Lake Property known as KM 61 and is the operator of the joint venture as well as being responsible for planning, conducting and funding current exploration programs.  Accordingly, the Company does not report expenditures related to Falconbridge’s programs in its financial results.  During January 2006, Falconbridge maintained its option on the property by making a $45,000 option payment to the Company.

1.13       Corporate Reorganization

The Company has announced the reorganization and planned distribution of Linear Metals, a 100%-owned subsidiary of the Company, as a dividend-in-kind to the Company’s shareholders of record as of June 26, 2006.  In connection with the reorganization, the Cobre Grande, La Morena and Tierra Blanca properties, located in Mexico, were transferred to Linear Metals Corp. Mexico, S.A. de C.V., a wholly owned subsidiary of Linear Metals and the Seymour Lake and KM 61 properties, located in Canada, were transferred to Linear Metals.  The Company’s 100% interest in Linear Metals will be distributed to the Company’s shareholders of record on June 26, 2006 on the basis of one unit of Linear Metals for each share of the Company.  Each unit of Linear Metals will consist of 0.8 of a common share and one-tenth of a warrant, with each full warrant entitling the holder to purchase one share of Linear Metals at $0.12 per share.

The reorganization will effectively result in two stand-alone entities with initially identical shareholder bases – one company focused on gold and the other primarily on copper-silver.  Linear Metals has appointed a Board of Directors consisting of four individuals, two of whom are independent of Linear Gold.   Management of Linear Gold will serve as interim officers of Linear Metals until a president is appointed by its board.

After the transfer of its major non-gold assets to Linear Metals, the Company will still hold eleven gold exploration projects in Mexico and three in the Dominican Republic.

1.14       Other Information

Additional information regarding the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.lineargoldcorp.com.

Linear Gold Corp.          14

Schedule of Resource Properties				SCHEDULE “A”
For the year ended March 31, 2006
Details of resource properties
	Seymour Lake	Ixhuatán Mexico	Cobre Grande Mexico	Mexico Other	Dominican Republic	Total 2006	Total 2005
Mineral Properties
Balance, beginning of period	$104,107	$284,284	$132,446	$288,540	$617,348	$1,426,725	$963,120
Incurred during period	-	707,599	124,813	117,781	123,683	1,073,876	488,605
Balance, end of period	$104,107	$991,883	$257,259	$406,321	$741,031	$2,500,601	$1,451,725
Deferred exploration expenditures:
Drilling	400	4,560,342	-	174,088	461,465	5,169,295	2,396,692
Environmental	-	26,552	-	-	7,737	34,289	56,159
Geochemistry	-	101,456	-	2,839	29,406	133,701	72,695
Geology	-	2,409,826	999,612	395,516	211,059	3,116,013	1,564,249
Geophysics	920	33,707	-	-	69,016	103,643	66,467
Legal	-	-	-	-	-	-	57,720
Property evaluation	-	891,711	15,297	313,525	3,817	1,224,350	451,980
Reporting	-	-	-	-	-	-	61,949
Road construction	-	227,594	-	-	-	227,594	-
Supervision	-	526,857	2,623	173,273	105,008	807,761	518,625
Trenching	-	-	-	23,827	39,680	63,507	54,036
Management fees	-	-	-	-	29,681	29,681	116,642
	1,320	8,778,045	117,532	1,083,068	956,869	10,936,834	5,417,214
Balance, beginning of year	504,756	3,135,291	928,918	346,368	49,061	4,964,394	1,369,891
	506,076	11,913,336	1,046,450	1,429,436	1,005,930	15,901,228	6,787,105
Proceeds from option payments	(45,000)	-		(56,418)	(152,602)	(254,020)	(89,525)
Grants and assistance	-	-	-		-	-	(25,322)
Exploration partner contributions	-	-	-	(120,674)	(448,350)	(569,024)	-
Costs written off	-	-	-	-	-	-	(389,833)
	461,076	11,913,336	1,046,450	1,252,344	404,978	15,078,184	4,939,394
Mineral properties and deferred exploration expenditures	$565,183	$12,905,219	$1,303,709	$1,658,665	$1,146,009	$17,578,785	$6,391,119

Annual Report 2006          15

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Linear Gold Corp. have been prepared by the Company’s management.  The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and contain estimates based on management’s judgment.  Internal control systems are maintained by management to provide reasonable assurances that assets are safeguarded and financial information is reliable.

The Board of Directors of the Company is responsible for ensuring that management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying management discussion and analysis.  The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and all of its members are independent directors.  It meets with the Company’s management and auditors and reviews internal control and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the financial statements to the Board of Directors for approval.

PricewaterhouseCoopers LLP, appointed as the Company’s auditors by the shareholders, have examined these consolidated financial statements and their report follows.

/s/ Wade K. Dawe

/s/ Brian MacEachen

Wade K. Dawe

Brian MacEachen

President & CEO

Chief Financial Officer

Halifax, Nova Scotia

June 23, 2006

Linear Gold Corp.          16

PRICEWATERHOUSECOOPERS
Auditors’ Report	PricewaterhouseCoopers LLP Chartered Accountants 1809 Barrington Street, Suite 600 Halifax, Nova Scotia Canada B3J 3K8 Telephone +1 (902) 491-7400 Facsimile +1(902) 422-1166

June 23, 2006

To the Shareholders of

Linear Gold Corp.

We have audited the consolidated balance sheet of Linear Gold Corp. as at March 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers

Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Annual Report 2006          17

Consolidated Balance Sheets

As at March 31, 2006 and 2005

	2006	2005

Assets

Current
Cash and cash equivalents	$18,224,067	$29,057,606
Marketable securities (market value - $123,000; 2005 - $46,000)	75,375	31,000
Accounts receivable	150,928	83,296
Advances to joint venture parties	59,066	28,456
Sales taxes recoverable	1,257,876	892,275
Prepaid expenses	27,013	12,344

	19,794,325	30,104,977

Capital assets (note 4)	411,405	63,562

Deposits (note 5)	32,960	32,379

Resource properties (note 6)	17,578,785	6,391,119

	$37,817,475	$36,592,037

Liabilities

Current
Accounts payable and accrued liabilities	$1,072,603	$379,391
Exploration partners’ advances	–	169,886

	1,072,603	549,277

Shareholders’ Equity

Share capital (note 7)	42,070,678	39,785,551

Warrants (note 8)	259,354	1,126,650

Contributed surplus (note 7)	1,807,515	822,545

Deficit	(7,392,675)	(5,691,986)
	36,744,872	36,042,760

	$37,817,475	$36,592,037

Commitments (note 11)

Approved by the Board of Directors
/s/ Wade K. Dawe Wade K Dawe	/s/ Derrick Gill Derrick Gill

Linear Gold Corp.          18

Consolidated Statements of Operations and Deficit

For the years ended March 31, 2006 and 2005

	2006	2005

Revenue
Interest	$675,103	175,192
Management fees	29,681	115,799
Other	18,000	18,000
	722,784	308,991

Operating costs and expenses
Depreciation and amortization	51,442	7,668
Investor relations and marketing	456,387	402,794
Office	84,615	97,103
Premises	47,919	39,268
Professional services	145,577	106,747
Regulator and securities	78,114	165,585
Salaries and benefits	716,800	623,019
Stock based compensation	450,754	508,118
Travel	227,545	81,313

	2,259,153	2,031,615

Loss from operations	(1,536,369)	(1,722,624)

Other expenses
Foreign exchange losses	87,342	21,421
Unrealized loss on marketable securities	–	8,000
Gain on sale of marketable securities	(15,625)	–
Write-off of capital assets	1,738	–
Write-down of resource properties	–	466,173
Large corporation tax	90,865	15,321

	164,320	510,915

Net loss for the years	(1,700,689)	(2,233,539)

Deficit – Beginning of years	(5,691,986)	(3,458,447)

Deficit – End of years	$(7,392,675)	$(5,691,986)

Loss per share – basic and diluted	$(0.08)	$(0.14)

Weighted average number of common shares outstanding – basic and diluted	$21,188,949	$15,736,753

Annual Report 2006          19

Consolidated Statements of Cash Flows

For the years ended March 31, 2006 and 2005

	2006	2005

Cash provided by (used in) operating activities
Net loss for the years	$(1,700,689)	(2,233,539)
Charges (credits) to income not involving cash
Amortization	51,442	7,668
Unrealized loss on marketable securities	–	8,000
Stock compensation	450,754	508,118
Gain on sale of marketable securities	(15,625)	–
Write-down of resource properties	–	466,173

	(1,214,118)	(1,243,580)

Net change in non-cash working capital items related to operations
Decrease (increase) in accounts receivable	(67,632)	(80,680)
Decrease (increase) in advances to joint venture partners	(30,610)	292,354
Decrease (increase) in sales taxes recoverable	(365,601)	(246,852)
Decrease (increase) in prepaid expenses	(14,669)	6,206
Decrease (increase) in deposits	(581)	(633)
Increase (decrease) in accounts payable and accrued liabilities	693,212	18,919
Increase (decrease) in exploration partners’ advances	(169,886)	121,627

	(1,169,885)	(1,132,639)

Cash provided by (used in) financing activities
Common shares issued for cash	–	24,427,431
Share purchase warrants issued for cash	–	572,581
Warrants exercised for cash	1,776,922	5,461,513
Stock options exercised for cash	175,125	173,500
Share issuance costs	–	(1,656,269)

	1,952,047	28,978,756

Cash provided by (used in) investing activities
Proceeds on sale of marketable securities	40,750	–
Resource property interests and options, net	(11,215,916)	(4,521,352)
Purchase of equipment	(440,535)	(57,082)

	(11,615,701)	(4,578,434)

Net change in cash and cash equivalents during the years	(10,833,539)	23,267,683
Cash and cash equivalents – Beginning of years	29,057,606	5,789,923
Cash and cash equivalents – End of years	18,224,067	29,057,606

Supplemental cash flows information
Interest received during the year	675,103	175,192

Linear Gold Corp.          20

Notes to Consolidated Financial Statements

For the years ended March 31, 2006 and 2005

Nature of operations

The Company, directly and with exploration partners, is in the process of exploring its resource properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.  The recoverability of amounts shown for resource properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing and permits to complete the development, and future profitable production or proceeds from the disposition thereof.

Significant accounting policies

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles and, in management’s opinion, within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

Basis of presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Linear Gold Mexico, S.A. de C.V., Linear Gold Caribe, S.A., Linear Metals Corporation, 6321593 Canada Inc. and Linear Metal Corp. Mexico, S.A. de C.V. (individually and collectively referred to as the “Company”).  All inter-company transactions and balances have been eliminated on consolidation of the accounts.

Resource properties

The Company is in the exploration stage and defers all expenditures related to its resource properties until such time as the properties are put into commercial production, sold or abandoned.  Under this method, all amounts shown as resource properties represent costs incurred to date, less amounts amortized, received from exploration partners and/or written off, and do not necessarily represent present or future values.

If the properties are put into commercial production, the expenditures will be depleted following the unit of production method.  If the properties are sold or abandoned, or considered to be impaired in value, the expenditures will be charged to operations.  The Company does not accrue the estimated future costs of maintaining in good standing its resource properties.

In the event that reserves are determined, the carrying values of resource properties, on a property-by-property basis, will be reviewed by management at least annually to determine if they have become impaired.  If impairment is deemed to exist, the resource property will be written down to its net recoverable value.  The ultimate recoverability of the amounts capitalized for the resource properties is dependent upon the delineation of economically recoverable ore reserves, the Company’s ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof.

Management’s estimates of recoverability of the Company’s investment in various projects have been based on current conditions.  However, it is reasonably possible that changes could occur in the near term which could adversely affect management’s estimates and may result in future write-downs of capitalized property carrying values.

Marketable securities

Marketable securities are rendered at the lower of cost or market value.

Property option agreements

From time to time, the Company may acquire or dispose of a resource property pursuant to the terms of an option agreement.  As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable in accordance with the terms of the options are not recorded.  Option payments are recorded as property costs or recoveries when the payments are made or received.

Earnings (loss) per share

Loss per share is computed based on the weighted average number of common shares outstanding during the years.  Diluted loss per share has not been disclosed since the exercise of options and warrants would be anti-dilutive.

Management estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results may differ from those estimates.

Cash equivalents

Cash equivalents consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased.

Income taxes

Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of changes in tax rates is recognized in income in the period that includes the enactment date.  A valuation allowance has been applied against all of the future income tax assets.

Annual Report 2006          21

Notes to Consolidated Financial Statements continued…

Related party transactions

All transactions with related parties are in the normal course of business and are measured at the exchange amount.

Capital assets

Capital assets are recorded at cost less accumulated amortization.  Amortization is calculated using the declining-balance method at the annual rate of 30% for office furniture and exploration equipment and the straight-line method at the annual rate of 25% for exploration vehicles.

Leasehold improvements are amortized on a straight-line basis over the term of the related lease.

Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items.  Revenues and expenses are translated at the average exchange rates prevailing during the years except for amortization, which is translated at historical exchange rates.  Gains and losses on translations are included in the determination of income (loss) for the years.

Stock based compensation

The Company accounts for stock options using the fair value method of the Canadian Institute of Chartered Accountants Handbook Section 3870 (“CICA 3870”), “Stock-based Compensation and Other Stock-based Payments”.  Under this Section, the fair value of all stock options granted are recorded in operations over their vesting periods.

The fair value of options is determined using the Black Scholes option pricing model that takes into account, as of the grant date, the exercise price, the expected life of the option, the current price of the underlying stock and its expected volatility, expected dividends on the stock, and the risk-free interest rate over the expected life of the option.  The resulting fair value of the options is expensed on a straight-line basis over their vesting periods.  Cash consideration received from employees when options are exercised is credited to capital stock.

Financial instruments

a)

Fair market value

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments.  As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision.  Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash and cash equivalents, accounts receivable, loans receivable, accounts payable and accrued liabilities, and loans payable, approximate their fair value because of the short-term nature of those instruments.

b)

Foreign currency rate risk management

A significant  portion of the Company’s transactions occur in United States, Mexican and Dominican Republic funds and accordingly the related financial assets are subject to fluctuations in the respective exchange rates.

c)

Concentration of credit risk

The Company does not believe it is exposed to any significant concentration of credit risk with the exception of the sales taxes recoverable. Virtually all of the sales taxes recoverable are with governments in a foreign jurisdiction.

Capital assets

	2006			2005

	Cost	Accumulated amortization	Net	Net

Office equipment	$ 133,146	$ 30,273	$ 102,873	$ 41,113
Exploration equipment	142,592	31,074	111,518	–
Exploration vehicles	225,159	43,058	182,101	20,711
Leasehold improvements	16,018	1,105	14,913	1,738
	516,915	105,510	411,405	63,562

During the year ended March 31, 2006, the Company capitalized amortization of $41,250 (2005 - $2,928) to resource properties.

Linear Gold Corp.          22

Notes to Consolidated Financial Statements continued…

Deposits

Term deposits totalling $32,960 (2005 - $32,379) have been posted as a reclamation bond held in trust with the Ministry of Finance, Province of British Columbia.

Resource properties

	2006			2005
	Acquisition costs	Deferred exploration and development costs	Total	Total
Mexico
Ixhuatán	$991,883	$11,913,337	$12,905,220	$ 3,419,575
Cobre Grande	257,259	1,046,450	1,303,709	1,061,363
Other	406,321	1,252,344	1,658,665	634,910
Dominican Republic	741,031	404,977	1,146,008	666,408
Canada	104,107	461,076	565,183	608,863

	2,500,601	15,078,184	17,578,785	6,391,119

The Company’s interest in resource properties consist of:

a)

Mexico

i)

Ixhuatán

The Company has a 100% interest in the Ixhuatán Project, covering an area of approximately 98,000 hectares in the state of Chiapas, Mexico.  The Project is covered by exploration concessions which can be replaced by exploitation concessions upon application by the Company.

The Project includes the Campamento Deposit, the Caracol Zone and numerous other prospective drill targets.

ii)

Cobre Grande

The Cobre Grande Project is covered by four contiguous exploration concessions covering an area of 6,238 hectares.  The Company has the right to purchase the Cobre Grande Project, located in the state of Oaxaca, Mexico, pursuant to an option from the community of San Baltazar Guelavila, expiring in March 2009.  To maintain the option, the Company is required to make annual payments of US$90,000 comprised of a US$80,000 option payment and a US$10,000 payment to the Community Education Fund.

If the Company elects to purchase the property, the community has the right to choose between a US$12 million buyout, a 2% net smelter return royalty, or a 15% carried interest.

iii)

Other

La Morena

The Company holds a 100% interest in the La Morena Project located in the state of Coahuila, Mexico.  The Project is comprised of a 520 hectare exploitation concession and a 432 hectare exploration concession.

Tierra Blanca

The Company has the right to acquire a 100% interest in the 515 hectare Tierra Blanca Project located in the state of Durango, Mexico, pursuant to an option agreement expiring in April 2008.  Under the terms of the option, the Company is required to make graduated annual payments totalling US$165,000 and incur graduated annual work commitments totalling US$800,000 by April 2008.  At the end of the option period, the Company can elect to purchase the Tierra Blanca Property outright for US$2 million.

On September 13, 2005, the Company granted Silver Dragon Resources Inc. (“Silver Dragon”), the option to acquire a 55% interest in the Tierra Blanca Property for a series of cash payments, work commitments and the issuance of fully paid shares of Silver Dragon.  The terms of Silver Dragon’s option are designed to cover the ongoing cash and expenditure obligations of the Company’s underlying Option and are as follows:

Annual Report 2006          23

Notes to Consolidated Financial Statements continued…

Date	Cash US$	# of Shares

On signing	45,000	100,000
March 31, 2006	75,000	–
September 7, 2006	–	200,000
March 30, 2007	110,000	–
September 7, 2007	–	300,000

	230,000	600,000

The Company holds a 100% interest in the mineral rights of the following portfolio of early-stage properties located in Mexico:

Project	State	Project	State
Chiapas
Motozintla	Chiapas	El Porvenir	Chiapas
La Reforma	Chiapas	El Pajal	Chiapas
Los Olivos	Chiapas	Estrella Roja	Chiapas
Tenochitlan	Chiapas	Tulanca	Oaxaca
Piedra Azul	Chiapas	Yolanda

b)

Dominican Republic

The Company holds a 100% interest in the 4,045 hectare Ampliación Pueblo Viejo Concession and the 3,450 Hectare Loma Hueca Concession.  Pursuant to the acquisition of the Ampliación Pueblo Viejo Concession, the Company made a final payment of US$100,000 to the Government of the Dominican Republic during June 2005.

The Company holds a 50% interest in the 5,775 hectare Loma El Mate Concession after Everton Resources Inc. (“Everton”) completed the terms of its earn-in agreement during the year ended March 31, 2006.  The Loma El Mate project is now operated as a joint venture with each of the Company and Everton contributing to eligible costs on a 50-50 basis.

c)

Canada

The Company holds a 100% interest in the Seymour Lake Project, covering an area of approximately 800 hectares in north-western Ontario, Canada.  The property consists of four contiguous unpatented claims totalling 51 claim units and is subject to a 3% net smelter return royalty.

The Company holds a 100% interest in the KM61 Project covering an area of approximately 2,800 hectares located to the north and contiguous with the Seymour Lake Project in north-western Ontario, Canada.  The KM61 Project is subject to an earn-in option agreement with Falconbridge Limited (formerly Noranda) entered in November 2003.   Under the terms of the agreement, Falconbridge may earn a 51% interest in the KM61 Property by making payments totalling $250,000 and undertaking $1,250,000 of eligible exploration expenditures on the property by December 31, 2007. To date, Falconbridge has made eligible expenditure of approximately $465,000 and has made payments to the Company of $80,000.

Upon earning a 51% interest, Falconbridge has a further option to increase its interest to 65% by incurring all exploration costs to the feasibility stage, completing a bankable feasibility study, and paying an additional $250,000 to the Company.  Falconbridge may then elect to increase its interest to 70% by arranging for financing to production.

The KM61 Project is subject to a net smelter returns royalty of between 0.5% and 3%.

Share capital

a)

Authorized

Unlimited number of common shares without par value

Unlimited number of first preferred shares without par value

Unlimited number of second preferred shares without par value

Linear Gold Corp.          24

Notes to Consolidated Financial Statements continued…

b)

Changes in the Company’s issued common share capital during the years were as follows:

	Year ended March 31, 2006		Year ended March 31, 2005

	Number	Amount $	Number	Amount $

Opening balance	20,476,506	$39,785,551	14,090,921	$10,619,084
Shares issued for cash (note 7 (c))	–	–	3,225,808	24,427,431
Shares issued on exercise of warrants (note 8)	758,974	1,776,922	2,998,777	5,461,513
Value of warrants exercised	–	260,360	–	966,141
Shares issued on exercise of options	145,500	175,125	161,000	173,500
Value of options exercised
	–	72,720	–	87,860

	21,380,980	42,070,678	20,476,506	41,735,529

Less: Share issue costs	–	–	–	(1,949,978)

Closing balance	21,380,980	42,070,678	20,476,506	39,785,551

c)

Shares issued for cash

During the year ended March 31, 2005, the Company completed a private placement financing, under which it issued 3,225,808 units, consisting of 3,225,808 common shares and 806,452 common share purchase warrants that expired in February 2006 and were exercisable at a price of $8.50 per share for gross proceeds of $25,000,012.  The proceeds were allocated $24,427,431 to the common shares and $572,581 to the share purchase warrants.  Pursuant to this private placement financing, as compensation to the underwriters, the Company issued an additional 48,387 warrants exercisable at $8.50 per share with an allocated value of $34,355 which expired February 15, 2006, and 193,548 warrants exercisable at $7.75 per share with allocated value of $259,354, expiring February 15, 2007.

d)

Stock option plan

The Company has a stock option plan (the “Plan”) approved by its shareholders.  A fixed maximum of 2,500,000 shares may be issued from treasury upon exercise of options issued pursuant to the Plan.  Stock options are granted with an exercise price in accordance with TSX policy.

The fair value of options recognized in the consolidated statement of operations and deficit, has been estimated at the grant date using the Black-Scholes option pricing model.  Option pricing models require the input of highly subjective assumptions including the expected volatility.  Changes in the assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.  Assumptions used in the pricing model for the years are as follows:

	2006	2005

Risk free interest rate	3.62%	3.22%
Expected life	1.80 years	2.24 years
Expected volatility	47%	53%
Expected dividend yield	NIL	NIL

As at March 31, 2006, the Company has outstanding stock options entitling the holders to acquire additional common shares as follows:

Range of prices($)	Number outstanding	Weighted average remaining contractual life in years	Weighted average exercise price ($)

1.00 – 1.00	623,000	0.7	1.00
1.50 – 1.50	45,000	0.6	1.50
2.00 – 2.15	919,000	1.2	2.01
3.75 – 4.00	100,000	1.6	3.88
4.50 – 4.50	85,000	2.7	4.50
6.00 – 6.50	220,000	2.9	6.23
8.00 – 8.80	247,500	2.0	8.56
	2,239,500	1.1	3.03

As at March 31, 2006, 4,000 options were available for granting under the plan.  Options vested and exercisable at March 31, 2006 totalled 1,633,750 at an average exercise price of $1.90 per share.

Annual Report 2006          25

Notes to Consolidated Financial Statements continued…

Option activity for the years were as follows:

	Year ended March 31, 2006		Year ended March 31, 2005

	Number	Weighted average exercise price ($)	Number	Weighted average exercise price ($)

Opening balance	2,265,000	2.90	1,196,000	1.24
Exercised	(145,500)	1.20	(161,000)	1.08
Granted	375,000	6.18	1,230,000	4.28
Expired/cancelled	(255,000)	7.54	–	–

Closing balance	2,239,500	3.03	2,265,000	2.90

e)

Contributed surplus

$

Opening balance	366,097

Value of options earned during the year	508,118
Value of options exercised during the year	(87,860)
Value of warrants expired during the year	36,190

Balance at March 31, 2005	822,545

Value of options earned during the year	450,754
Value of options exercised during the year	(72,720)
Value of warrants expired during the year	606,936

Balance at March 31, 2006	1,807,515

Warrants

a)

Warrants outstanding as of March 31, 2006:

Expiry date	Number	Exercise price ($)	Amount* ($)

February 15, 2007	193,548	7.75	259,354

*Black-Scholes valuation

b)

Warrant activity during the years ended March 31:

	2006			2005

	Number	Weighted average exercise price ($)	Amount ($)	Number	Weighted average exercise price ($)	Amount ($)

Opening balance	1,807,362	5.83	1,126,650	3,938,702	1.90	1,262,691

Issued	–	–	–	1,048,387	8.36	866,290

Exercised	(758,974)	2.34	(260,360)	(2,998,777)	1.82	(966,141)

Expired	(854,840)	8.50	(606,936)	(180,950)	1.25	(36,190)

	193,548	7.75	259,354	1,807,362	5.83	1,126,650

c)

The fair value of warrants recognized in the consolidated statement of operations and deficit, have been estimated at the grant date using the Black-Scholes option pricing model.  Assumptions used in the pricing model for the year ended March 31, 2005 are as follows:

2005

Risk free interest rate	3.00%
Expected life	1.01 years
Expected volatility	31%
Expected dividend yield	Nil

Linear Gold Corp.          26

Notes to Consolidated Financial Statements continued…

Related party transactions

a)

During the years, the Company entered into transactions with related parties, as follows:

	2006	2005

Geological consulting fees paid to a director	$ 20,413	$ 28,838
Legal fees paid to a firm of which an officer is a partner	47,897	126,290

	68,310	155,128

b)

As at March 31, 2006, $589 (2005 - $18,098) included in accounts payable and accrued liabilities was owed to related parties.

Income taxes

The Company has accumulated losses for Canadian tax purposes of approximately $5,049,000 which may be carried forward and used to reduce taxable income in future years.  These losses expire as follows:

Year ending March 31,	2007	$64,000
	2008	70,000
	2009	249,000
	2010	396,000
	2011	667,000
	2012	1,945,000
	2013	1,658,000

		5,049,000

The Company has undeducted share issuance costs from prior years of approximately $1,485,000 which will be deducted from Canadian taxable income over the next three years.  The Company has also incurred resource expenditures of approximately $1,393,000 which may be carried forward indefinitely and used to reduce Canadian taxable income in future years.

In addition, the Company has accumulated Mexican tax losses of approximately $19.1 million which may be carried forward and used to reduce taxable income in Mexico in future years.  These losses expire as follows:

Between	2007 – 2008	$368,000
	2009 – 2011	4,410,000
	2012 – 2014	7,504,000
	2015 – 2016	6,823,000

The future tax asset resulting from these items has not been recognized in these accounts, as realization is not considered more likely than not.  A valuation allowance has been applied against the entire future tax benefit asset.

Commitments

Under the terms of various property option agreements, the Company is required to make certain payments and exploration expenditures on various resource properties to complete acquisition of certain resource properties (note 6).

In addition, the Company has commitments in respect of an operating lease on its premises and an office copier lease which expire on July 31, 2009 and February 21, 2010 respectively, which require total payments over the next four years as follows:

Year ending March 31,	2007	$55,187
	2008	55,187
	2009	20,796
	2010	1,800

Annual Report 2006          27

Notes to Consolidated Financial Statements continued…

Segmented information

The Company conducts mineral operations in Canada, Mexico, and the Dominican Republic.  Since the Company is in the exploration stage, there is no segmented revenue or operating results to report.  The Company’s total assets are segmented geographically as:

	March 31, 2006
	Corporate Canada ($)	Mineral Operations Canada ($)	Mineral Operations Mexico ($)	Mineral Operations Dominican Republic ($)	Total ($)

Current assets	18,246,876	–	1,505,215	42,234	19,794,325
Equipment	91,874	13,956	231,975	73,600	411,405
Deposits	32,960	–	–	–	32,960
Mineral properties and deferred costs	–	565,183	15,867,594	1,146,008	17,578,785

	18,371,710	579,139	17,604,784	1,261,842	37,817,475

	March 31, 2005
	Corporate Canada ($)	Mineral Operations Canada ($)	Mineral Operations Mexico ($)	Mineral Operations Dominican Republic ($)	Total ($)

Current assets	29,061,962	–	1,015,250	27,765	30,104,977
Equipment	33,436	–	21,372	8,754	63,562
Deposits	32,379	–	–	–	32,379
Mineral properties and deferred costs	–	608,863	5,115,848	666,408	6,391,119

	29,127,777	608,863	6,152,470	702,927	36,592,037

Subsequent events

On June 6, 2006, the Company declared a dividend-in-kind consisting of the distribution of Units of Linear Metals Corporation (“Linear Metals”), a 100%-owned subsidiary of the Company, to shareholders of record on June 26, 2006 (the “Record Date”). On March 28, 2006, the Company completed transactions related to the transfer of the Cobre Grande, La Morena and Tierra Blanca properties, located in Mexico, to Linear Metals Corp. Mexico S.A. de C.V (“Linear Metals Mexico”),  and on April 3, 2006, the Company transferred the Seymour Lake and KM61 properties, located in Canada, to Linear Metals.

The properties were transferred to Linear Metals through a series of transactions.  Following the Company’s subscription for 14,443,502 Units (“Subscribed Units”) of Linear Metals at a cost of $675,000, Linear Metals acquired the following properties for the cash consideration indicated:

La Morena US $555,000 (CDN $637,417)

Tierra Blanca US $ 45,000 (CDN $ 51,683)

The Company also granted Linear Metals Mexico the right to earn an 80% interest in the Cobre Grande Project by fulfilling the remaining terms of a purchase option agreement initially entered by the Company with the community of San Baltazar Guelavila. The remaining terms of the purchase option agreement require annual payments over a three-year period totalling US$325,000 and completion of additional project expenditures of approximately US$1.2 million by March 2009. At the end of the three-year option period, the community can choose between a US$12 million buyout, a 2% Net Smelter Returns royalty, or a 15% joint venture interest with the purchaser being responsible for all capital outlays.  The Company retains a 20% interest in the agreement which Linear Metals can purchase at any time prior to December 31, 2008 for US$1.2 million. If  Linear Metals does not acquire the residual 20% interest from the Company, an 80/20 joint venture will be formed and be responsible for the Community’s US$12 million buyout, 2% Net Smelter Returns royalty or 15% joint venture interest.

The Seymour Lake and KM 61 properties were acquired by Linear Metals for the issuance of Units of Linear Metals, equal to the number of shares of the Company outstanding on the Record date less the Subscribed Units.

Pursuant to generally accepted accounting principles, the transfer of these properties did not result in a substantive change in ownership and accordingly, the assets have been transferred at their carrying value of $1,169,188.

Ownership of Linear Metals will be distributed to the Company’s shareholders on the basis of one unit of Linear Metals for each share of the Company. Each Unit of Linear Metals will consist of 0.8 common shares and one-tenth of a warrant, with each full warrant entitling the holder to purchase one share of Linear Metals at a price of $0.12 per share. Warrants will expire 30 days following distribution of the dividend, which is expected to occur on June 30, 2006 to shareholders of record as of June 26, 2006. Linear Metals has applied for listing on the TSX Venture Exchange in conjunction with the filing and acceptance by regulatory authorities of a prospectus qualifying the Units. Upon the completion of dividend distribution, exercise of warrants and an initial working capital private placement led by management, Linear Metals is expected to have 24.3 million shares outstanding.

Linear Gold Corp.          28

LINEAR GOLD CORP.

TSX: LRR  |  www.lineargoldcorp.com

HEAD OFFICE

2000 Barrington Street

Suite 502, Cogswell Tower

Halifax, Nova Scotia

B3J 3K1

Canada

tel 902.422.1421

fax 902.491.4281

email info@lineargoldcorp.com

SHAREHOLDER INFORMATION

Legal Counsel

Cox Hanson O’Reilly Matheson

Halifax, Nova Scotia

Transfer Agent

Computershare Investor Services Inc.

Halifax, Nova Scotia; Toronto, Ontario; & Calgary, Alberta

DIRECTORS

Wake K. Dawe

Peter M. Dimmell

Derrick Gill

Michael Gross

Kevin Flaherty

OFFICERS

Wade K. Dawe

President & Chief Executive Officer

Brian MacEachen

Vice President & Chief Financial Officer

Phil Pyle

Vice President, Exploration, Central America

Daniel F. Gallivan, Q.C.

Corporate Secretary

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

The Annual and Special Meeting of Shareholders of Linear Gold Corp. will be held at the Delta Halifax Hotel, Baronet Rooms 2 and 3, 8th floor, 1990 Barrington Street, Halifax, Nova Scotia on Friday September 29, 2006 at 11:00 a.m. (Atlantic Time).

LINEAR GOLD CORP.

TSX : LRR  |  www.lineargoldcorp.com

2000 Barrington Street

Suite 502, Cogswell Tower

Halifax, Nova Scotia

B3J 3K1

Canada

tel 902.422.1421

fax 902.491.4281

email info@lineargoldcorp.com